EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial conditions and results of operations for the years ended December 31, 2023, 2022, and 2021 of Xtra-Gold Resources Corp. ("Xtra-Gold" or the "Company") should be read in conjunction with the consolidated financial statements and the related notes to our consolidated financial statements and other information presented in our annual report on Form 20-F which has been filed with the Securities and Exchange Commission (the "SEC") and can be viewed at www.sec.gov and has also been filed with SEDARPLUS and can be viewed at www.sedarplus.ca. Our consolidated audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2023, 2022 and 2021 and our annual report on Form 20-F, can be viewed on SEDARPLUS at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Year Ended December 31, 2023

During the year ended December 31, 2023:

  in connection with our gold recovery operations, we produced 3,876 ounces of raw gold.  We sold 3,978 fine ounces of gold at an average price of US$1,811 per ounce.

  cash on hand, excluding restricted cash, increased to $7.2 million at December 31, 2023, from $5.8 million at December 31, 2022.

  a total of 61 diamond core boreholes totaling 14,115 metres were completed by the Company's in-house drilling crews on the Kibi Gold Project.

  expansion drilling successfully amalgamated Boomerang East / Boomerang West resource expansion targets into a single, major gold system extending over 700 m down-plunge.

  definition drilling further established robust grade and down-plunge continuity of the main Lower Shoot gold zone.
  discovered new high-grade gold zone at depth, expanding the stacked, multi-shoot Boomerang gold system across an approximately 370 m cross-plunge distance.

Management Changes

On April 27, 2023, Todd Gibson was appointed to the Board of Directors.  Victor Nkansa, the Company's CFO since 2015, died in an auto accident which was press released on August 1, 2023.  William Asiedu, who has been our Chief Accountant at our mine camp for 10 plus years, replaced Mr. Nkanasa.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion / definition drilling of resource expansion targets, follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng, Pameng, Banso and Muoso properties in 2023.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2024 budget to carry out our plan of operations is approximately $2,350,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	850,000
Administration	750,000
Stock-based compensation (non-cash)	250,000
TOTAL	$2,350,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2023, we will not require additional capital to implement our plan of operations.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding. These factors raise doubt about the Company's ability to continue as a going concern.

Trends

Gold prices closed in 2023 at $2,066 per ounce, above the 2023 average of $1,944 per ounce.  Gold prices saw continued strength through 2023.  We continue to see positive indicators for gold prices in the future.

In 2023, several central banks were reported to pivot away from US dollar holdings and to have purchased gold.  Indications of a move against the US dollar as the world reserve currency and expectations that interest rates will decrease in the near future have also resulted in strength for gold prices.  As a result, the comparative strength of the US dollar is expected to be reduced in 2024.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2023 and previous two years are as follows:

	2023	2022	2021
High	$2,087	$2,039	$1,943
Low	1,809	1,629	1,684
Average	1,944	1,801	1,800

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  The US Federal Reserve has raised interest rates to combat inflation, and has indicated that increases are less likely going forward and reductions are more likely.  The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

Summary of the last five fiscal years ending December 31

	2023	2022	2021	2020	2019
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	876,539	1,564,849	2,045,713	2,297,023	2,388,347
Net gain attributable to non-controlling interest	(180,652)	(133,082)	(121,545)	(141,782)	(140,390)
Income tax	(861,815)	(800,000)	(1,088,192)	(294,992)	Nil
Net income (loss) Xtra-Gold Resources Corp.	14,724	764,849	957,521	1,860,249	2,247,957
Basic and diluted income (loss) attributable to common shareholders per common share	0.00 0.00	0.01 0.01	0.02 0.02	0.04 0.04	0.05 0.05
Total current assets	10,286,645	10,178,896	9,127,160	7,739,823	5,438,858
Total assets	11,860,586	11,881,013	10,758,031	9,340,942	6,875,325
Total current liabilities	1,519,103	1,406,679	1,122,483	426,819	443,540
Total liabilities	1,519,103	1,406,679	1,122,483	426,819	443,540
Working capital	8,767,542	8,772,217	8,004,677	7,313,004	4,995,317
Capital stock	46,201	46,447	46,688	46,817	45,844
Total equity	10,341,483	10,474,334	9,635,548	8,914,123	6,431,785
Total Xtra-Gold Resources Corp. stockholders' equity	10,218,945	10,532,448	9,826,744	9,226,864	6,886,308
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,361,078	46,542,900	46,779,574	46,645,387	46,095,232
Basic and diluted weighted average number of common shares outstanding	46,361,078	48,822,024	48,925,574	49,033,887	49,589,430

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

December 31, 2023	$ (1,757,170)	$(0.04)
September 30, 2023	513,633	0.01
June 30, 2023	705,064	0.02
March 31, 2023	553,197	0.01
December 31, 2022	(164,659)	(0.00)
September 30, 2022	(70,252)	(0.00)
June 30, 2022	(55,360)	(0.00)
March 31, 2022	922,038	0.02
December 31, 2021	(739,525)	(0.01)
September 30, 2021	(664,900)	(0.01)
June 30, 2021	319,729	0.01
March 31, 2021	1,920,672	0.04

Results of Operations for the Year Ended December 31, 2023 as Compared to the Year Ended December 31, 2022 and December 31, 2021

Our company reported a net loss after tax for the year ended December 31, 2023 of $165,928 (December 31, 2022 - income of $631,767, December 31, 2021 - income of $835,976).  Our company's basic and diluted loss per share for the year ended December 31, 2023 was $0.00 (December 31, 2022 - income of $0.01, December 31, 2021 - income of $0.02).  All years benefited from gold recovery results and from other income, being dividends and interest.  The impairment charge against private investments in the 2023 year was a significant component of the loss. Another significant change is the tax expense as the company has used its tax shelter position in Ghana.

The weighted average number of shares outstanding was 46,361,078 (December 31, 2022 - 46,542,900, December 31, 2021 - 46,779,574).  Average shares outstanding were reduced in 2023 and 2022 through share repurchases. Average shares were increased in 2021 via the exercise of stock options, and reduced from share repurchases.  Average fully diluted shares in 2023 were 46,361,078 (2022 - 48,822,024, 2021 - 48,925,574), with the difference being in the money stock options and warrants.  These items did not materially affect earnings per share.

We incurred expenses of $1,424,430 in the year ended December 31, 2023 (December 31, 2022 - $1,705,057, December 31, 2021 - $2,161,514).  Exploration expense decreased slightly in 2023 as fewer drilling supplies were purchased as compared to 2022. Exploration expense decreased significantly in 2022 as fewer drilling supplies were purchased as compared to 2021. Exploration expense increased significantly in 2021 as more consultants were engaged to assist with the hard rock program, work on the NI 43-101 technical report, and more drilling was undertaken. We expense all exploration costs.  Depreciation in 2023 was slightly lower than the 2022 depreciation level due to minimal asset additions in 2023.  Depreciation in 2022 increased slightly as the addition of a pickup truck and a drill mostly offset the reduced depreciation on the remaining fixed asset base.  Depreciation increased in 2021 with the addition of three pickup trucks. General and administrative expense in 2023 of $442,552 decreased from the 2022 expense of $535,147 and increased from $377,345 in 2021.  Most of the difference in general and administrative expense was created by stock-based compensation. Non-cash stock-based compensation expense was $23,750 in 2023, $237,078 in 2022, and $2,504 in 2021.  The Company granted 62,500 stock options in 2023.  The Company granted 450,000 stock options in 2022 and extended the terms of the other remaining options. The company did not grant stock options in 2021.

Exploration activities for the 2023 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 resource expansion target generation drill program initiated in 2021.  Sixty-one (61) diamond core boreholes totalling 14,115 metres ("m") were completed by the Company's in-house drilling crews in 2023, including 49 holes (12,202 m) dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets) and 12 scout drill holes (2,113 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2023 year.

The present Boomerang resource expansion / definition drilling work forms part of an exploration initiative focussing on multiple resource expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure; over 1 km beyond the limits of the currently defined Zone 2 - Zone 3 Mineral Resource Estimate (the "2021 MRE"). Drill results for a total of 132 holes (26,968.5 m) have been reported to date for the ongoing Zone 3 resource expansion drill program initiated following the database close-out date for the 2021 MRE.

The current Kibi project MRE, with an effective date of September 30, 2021,  encompasses eight (8) gold deposits lying within approximately 1.6 kilometres of each other, estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off). The  Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDARPLUS at www.sedarplus.ca.

Current 3D litho-structural modelling indicates that the gold mineralization within the MRE footprint area occupies a licence-scale, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

The assay results for 39 boreholes (10,250 m) completed from January to November 2023, including 27 holes (6,142 m) dedicated to the further expansion / definition of the Boomerang gold system and 12 scout holes (4,108 m) targeting prospective Zone 3 litho-structural settings, were reported by the Company on September 8 and December 20, 2023, including the following highlights:

Expansion Drilling (Boomerang SW Strike-Extension)

- 9.0 m at 5.27 grams per tonne gold ("g/t Au"), including 4.5 m at 8.98 g/t Au, from 65.5 m; and 15.4 m at 1.59 g/t Au, including 7.5 m at 2.01 g/t Au, from 120.0 m in KBDD23524

- 22.0 m at 1.17 g/t Au, including 15.7 m at 1.50 g/t Au, from 194.0 m in KBDD23522

- 4.5 m at 12.72 g/t Au, including 1.5 m at 33.73 g/t Au, from 145.5 m in KBDD23535

Expansion Drilling (Boomerang - SE Lateral / Down-Dip Extension)

- 55.1 m at 0.75 g/t Au, including 39.3 m at 0.95 g/t Au, and including 19.3 m at 1.45 g/t Au, from 353.9 m in KBDD23538

- 20.0 m at 0.84 g/t Au from 134.0 m; and 28.0 m at 0.47 g/t Au from 163.0 m in KBDD23534

- 9.0 m at 1.00 g/t Au from 40.0 m; and 33.0 m at 0.50 g/t Au from 184.0 m; and 29.0 m at 0.35 g/t Au from 304.0 m; and 6.0 m at 1.67 g/t Au from 357.0 m in KBDD22504

- 9.1 m at 0.75 g/t Au from 77.0; and 10.5 m at 0.71 g/t Au from 129.0; and 41.0 m at 0.72 g/t Au from 294.0 in KBDD22505

Definition Drilling (Boomerang - Main "Lower Shoot" Gold Zone)

- 51.0 m at 1.31 g/t Au, including 16.5 m at 3.09 g/t Au, from 127.0 m in KBDD23528

- 53.0 m at 1.06 g/t Au, including 30.0 m at 1.60 g/t Au, from 31.0 m in KBDD23527

- 33.0 m at 1.17 g/t Au, including 19.0 m at 1.76 g/t Au, from 7.0 m in KBDD23519

- 56.0 m at 1.40 g/t Au, including 20.0 m at 2.54 g/t Au, from 166.0 m in KBDD23530

- 50.0 m at 1.28 g/t Au, including 22.0 m at 1.93 g/t Au, from 258.0 m in KBDD23536

New High-Grade Gold Zone (Boomerang "Deep")

- 9.0 m at 9.29 g/t Au, including 4.5 m at 16.94 g/t Au, from 400.0 m in KBDD23536 (~90 m stratigraphy below (cross-plunge) of main Lower Shoot)

Current 3D litho-structural modelling appears to indicate that the Boomerang resource expansion target, consisting of a multi-shoot gold system extending over approximately 650 m strike and 750 m down-plunge distances respectively, occupies a F2 meso-scale (parasitic) fold hinge structure developed on the north-western limb of the mineralization-controlling 1st-order F2 synclinorium fold. With the mineralization occurring as a NE-plunging system of stacked, flat-lying to concave-shaped, shallow SE-dipping gold shoots hosted within folded / strained diorite bodies and/or associated metasedimentary rock - diorite contacts.

Drilling to date has outlined three (4) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, the Footwall Shoot and the SW Shoot (formerly Boomerang West), across an approximately 370 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 500 m along the fold hinge structure (approximately 345 m vertical depth from surface), and across an approximately 200 m NW-SE lateral distance.

Additional exploration activities on the Kibi Gold Project for the 2023 year included commencement of ground-proofing work on high-priority exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 MRE trend. A further 139 prospecting (grab) samples were collected from an extensive auriferous silicified / pyritized siltstone rock float train spatially associated with an interpreted fold-nose structure located approximately 0.5 km southwest of the Boomerang resource expansion target. In situ source of auriferous siltstone material yet to be established by trenching / drilling.  Final compilation of the soil and prospecting sampling work is currently in progress.

Exploration activities for the 2022 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 resource expansion target generation drill program initiated in 2021.  Eighty-one (81) diamond core boreholes totalling 15,012 metres ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2022 year.

The present Boomerang East drilling work forms part of an exploration initiative targeting resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometre beyond the limits of the current Mineral Resource footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 resource expansion drill program initiated following the database close-out date for the current resource estimate.

The current Mineral Resource Estimate for the Kibi Gold Project, with an effective date of September 30, 2021,  encompasses eight (8) gold deposits lying within approximately 1.6 kilometres of each other, estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off). The Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com.

Gold mineralization within the resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity.  The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

Boomerang East: Upper Shoot (s)

- 16.5 metres ("m") at 6.23 grams per tonne gold ("g/t Au"), including 6.5 m at 13.74 g/t Au, from 1.5 m in hole KBDD22455

- 11.3 m at 2.41 g/t Au, including 6.0 m at 3.40 g/t Au, from 11.0 m in hole KBDD22464

- 9.1 m at 1.21 g/t Au from 93.9 m in hole KBDD22469; followed by second interval of 16.3 m at 2.06 g/t Au from 141.7 m, including 5.7 m at 3.10 g/t Au

- 13.5 m at 3.20 g/t Au from 37.0 m in hole KBDD22478

Boomerang East: Lower Shoot (main gold zone)

- 77.0 m at 1.59 g/t Au, including 31.0 m at 3.23 g/t Au, from 122.0 m in hole KBDD22481

- 46.0 m at 1.39 g/t Au, including 20.0 m at 2.01 g/t Au, from 127.0 m in hole KBDD22475

- 43.0 m at 1.57 g/t Au, including 13.0 m at 3.21 g/t Au, from 52.0 m in hole KBDD22480

- 50.0 m at 1.35 g/t Au from 180.2 m in hole KBDD22484

- 45.0 m at 1.32 g/t Au, including 21.0 m at 2.03 g/t Au, from 12.0 m in hole KBDD22485

- 33.0 m at 1.76 g/t Au, including 15.0 m at 2.48 g/t Au, from 233.0 m in hole KBDD22463

Footwall Shoot (in footwall of main Lower Shoot gold zone)

- 22.0 m at 2.40 g/t Au, including 7.0 m at 5.35 g/t Au, from 226.0 m in KBDD22497

- 19.0 m at 0.76 g/t Au, including 7.0 m at 1.70 g/t Au, from 313.0 m in KBDD22495

Current 3D litho-structural modelling indicates that the Boomerang East gold system is emplaced within the inner arc of a tight, moderate NE-plunging, isoclinally folded diorite body. The mineralization appears to occur as a system of stacked, flat-lying to concave-shaped, NE-plunging gold shoots occupying the apparent fold hinge of the NE-trending Zone 2 - Zone 3 anticlinal fold structure.

Drilling to date has outlined three (3) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, and the Footwall Shoot, across an approximately 250 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang East gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 400 m along the fold hinge structure (approximately 275 m vertical depth from surface), and across an approximately 175 m NW-SE lateral distance. With the recently identified Footwall Shoot, a parallel mineralization zone lying approximately 25 m - 45 m below the main Lower Shoot gold zone (i.e., in the footwall), traced to date along the entire, approximately 400 m plunge-length of the Lower Shoot, and across an approximately 50 m - 150 m lateral distance.

Drilling efforts for the 2022 year also included 16 holes (2,240 m) on the grassroots Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

The 2022 Cobra Creek exploration drilling program included: 8 holes (774 m) designed to better target / dissect flat-lying to shallow dipping gold-bearing extensional veining arrays and/or shallow plunging auriferous shoots; and 8 scout holes (1,466 m) targeting high-priority induced polarization (IP) / resistivity anomalies along the southeastern margin and projected southwestern extension of the QFP body.

Mineralized intercept highlights for the 8 holes targeting the down-plunge extensions of veining arrays and/or shallow plunging shoots, include: 10.4 m grading 2.0 g/t Au, including 10.05 g/t Au over 1.0 m, from 18.0 m in hole #CCDD22044; 16.9 m grading 1.61 g/t Au and 2.0 m grading 4.63 g/t Au from 25.1 m and 57.0 m respectively in #CCDD22047; 8.0 m grading 2.05 g/t Au, including 6.5 g/t Au over 1.0 m, from 10.0 m in #CCDD22048; and 4.0 m grading 4.44 g/t Au from 24.0 m in #CCDD22054. None of the 8 scout holes targeting geophysical targets returned any significant auriferous intercepts.

In late March, also in relation to our Kibi Gold Project, Xtra-Gold engaged TechnoImaging LLC ("TechnoImaging") of Salt Lake City, Utah, USA to undertake 3D geophysical modelling of an approximately 70 km2 subset area (585 line-km) of the Company's regional helicopter-borne VTEM - Mag survey, completed by Geotech Airborne Limited in 2011, to help identify prospective litho-structural gold setting targets. The geophysical modelling work included 3D joint inversion for conductivity and chargeability of the VTEM survey data, as well as 3D inversion of the Total Magnetic Intensity (TMI) to magnetic susceptibility and magnetization vector models. The Company received the final product of the TechnoImaging geophysical modelling work in mid-July and study result compilation is currently ongoing.

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 resource footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the database close-out date for the current resource estimate, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing resource expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

Exploration activities for the 2021 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts highlighted by the release of an updated Mineral Resource Estimate for the Company's flagship Kibi Gold Project in the December 2021 quarter (see the Company's news release of November 1, 2021).  Seventy-five (75) diamond core boreholes totalling 11,343 metres were completed by the Company's in-house drilling crews in 2021 with drilling efforts primarily targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2021 year.

On November 1, 2021, the Company announced the results of an updated Mineral Resource Estimate for its Kibi Gold Project located on the Apapam Mining Lease. The updated resource estimate, with an effective date of September 30, 2021, was prepared in accordance with the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The  Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDARPLUS at www.sedarplus.ca.

The updated Mineral Resource incorporates an additional 212 diamond core boreholes (25,198.55 m) completed since the October 2012 Maiden Resource Estimate. This includes 158 holes (21,321.45 m) completed from February 2018 - June 2021 by Xtra-Gold's in-house drilling crews on resource expansion targets within the Zone 1 - Zone 2 - Zone 3 resource estimate footprint area. The resource estimate encompasses drill hole and trench data available as of July 30, 2021.

The new Mineral Resource encompasses updated resource estimates for the following five (5) deposits: Big Bend, East Dyke, Mushroom, South Ridge and Double 19; and initial resource estimates for the following three (3) deposits, which were at an early exploration stage at the time of the 2012 resource estimate: Road Cut, Gatehouse and Gold Mountain. In aggregate, these eight (8) gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off).

In comparison to the 2012 Maiden Resource Estimate, the updated Mineral Resource represents increases of 124.4% in the Indicated category and 22.9% in the Inferred category. Approximately 73% of the Indicated Mineral Resources (456,200 oz.) is contained within the essentially contiguous Big Bend and East Dyke deposits.

Gold mineralization within the Mineral Resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity.  The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Kinross Mining's Chirano deposit within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

Exploration activities for the first half of 2021 focussed on resource expansion drilling on the Double 19 resource body (3,292 m) and exploration drilling targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project (2,150 m). The Zone 3 target generation drilling program was designed to follow up on early-stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. The assay results for the 36 boreholes (5,982 m) completed from January to June 2021 (#KBDD21379 - #KBDD21414), were reported by the Company on April 14 and August 11, 2021, including the following highlights:

- 48.8 m at 0.76 grams per tonne gold ("g/t Au"), including 6.9 m at 1.91 g/t Au, from 134.0 m in hole #KBDD21387; and 15.1 m at 1.24 g/t Au from 200.0 m in undercut hole #KBDD21391 (Double 19 - Resource Expansion Drilling)

- 13.5 m at 1.92 g/t Au from 138.5 m in hole #KBDD21384; 11.6 m at 1.00 g/t Au and 17.1 m at 1.13 g/t Au from 92.0 m and 121.9 m respectively in #KBDD21386; and 7.6 m at 2.12 g/t Au and 8.75 m at 1.03 g/t Au from 101.0 m and 125.25 m in respectively in # KBDD21390 (Double 19 - Resource Expansion Drilling)

- 65.0 m at 1.03 g/t Au, including 13.5 m at 2.42 g/t Au, from 33.0 m in hole #KBDD21411; and 43.1 m at 0.75 g/t Au, including 3.0 m at 3.65 g/t Au and 9.0 m at 1.29 g/t Au, from 28.5 m in #KBDD21402 (Boomerang West Target - Exploration Drilling)

- 7.3 m at 1.93 g/t Au from 70.7 m in hole #KBDD21409; and 15.0 m at 1.02 g/t Au from 99.0 m in undercut hole #KBDD21410 (Twin Zone Target - Exploration Drilling)

Exploration activities for the second half of 2021, corresponding to exploration drilling conducted after the late July 2021 database close-out date for the updated Mineral Resource Estimate, continued to target resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure. With the exploration program focussing on follow up drilling of the early-stage Boomerang East, Boomerang West, and Twin Zone (formerly JK East) targets positioned along similar second-order fold hinge structures as the neighbouring Double 19 resource body, and scout drilling of prospective litho-structural gold settings identified by recently completed detailed 3D geological modelling. The assay results for the 39 boreholes (5,982 m) completed from late July to December 2021 (#KBDD21415 - #KBDD21453), as well as five (5) boreholes completed in January 2022 (#KBDD22454 - #KBDD22458), were reported by the Company on February 18, 2022, including the following highlights:

Boomerang East Target

- 6.0 metres ("m") at 6.19 grams per tonne gold ("g/t Au"), including 2.6 m at 13.82 g/t Au, from 52.0 m in hole #KBDD21434

- 33.5 m at 1.22 g/t Au, including 7.5 m at 3.76 g/t Au, from 31.5 m in hole #KBDD21453

- 16.5 m at 6.23 g/t Au, including 6.5 m at 13.74 g/t Au, from 1.5 m in hole #KBDD22455

- 13.5 m at 1.64 g/t Au, including 6.0 m at 3.35 g/t Au, from 0.0 m in #KBDD22458; followed by second interval of 21.0 m at 1.46 g/t Au from 39.0 m, including 11.0 m at 2.49 g/t Au

- gold mineralization at Boomerang East target traced over an approximately 400 m section across the southeastern limb of the NE-trending Zone 2 - Zone 3 anticlinal fold structure; with the mineralization predominantly being spatially associated with a series of apparent second-order (parasitic) fold structures

Boomerang West Target

- 29.0 m at 1.04 g/t Au, including 4.5 m at 3.27 g/t Au, from 50.0 m in #KBDD21423

- 6.0 m at 3.12 g/t Au from 9.0 m in hole #KBDD21425

- Boomerang West target occupies a NE-plunging, tight to isoclinal, anticlinal fold hinge zone; with gold mineralization traced over an approximately 240 m trend-length and 80 m width of the anticlinal fold structure, and down to a vertical depth of approximately 165 m

Twin Zone Target

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge    distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

We recognized other income, net, of $2,300,969 in 2023 (2022 - $3,269,906, 2021 - $4,207,227).  The 2023 gains can mostly be attributed to the recovery of gold, and other income, being dividends and interest income.  Foreign exchange losses and losses on securities partly offset these gains.  During the year ended December 31, 2023, we sold 3,978 fine ounces of gold at an average price of US$1,811 for net proceeds of $3,527,354 (2022 -3,778 fine ounces of gold at an average price of US$1,820 for net proceeds of $3,704,167, 2021 - 4,318 fine ounces of gold at an average price of US$1,789 for net proceeds of $4,074,170).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

The Company had no warrants outstanding in 2023, 2022 and 2021.

During the year ended December 31, 2023, our company had a foreign exchange loss of $203,212 (2022 - loss of $938,422, 2021 - loss of $426,420) mostly due to strength in the U.S. dollar against the Ghana cedi and the Canadian dollar.  The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened with the US dollar strength.  In Ghana, the cedi depreciated over 30% against the US dollar in 2022 and 40% against the US dollar in 2023.

Our Company recognized a trading and holding loss on marketable securities in 2023 of $58,197 (2022 - gain of $360,754, 2021 - gain of $714,523), while an impairment on marketable securities in 2021 of $211,018 offset some of the gains in that year. The 2023 investment loss was also affected by an impairment loss of $1,336,501 against private investments. Portfolio results in 2023 and 2022 did not approach the exceptional returns of 2021 as markets pulled back.  Gains in 2021 were recognized throughout the portfolio, with significant gains reported on several investments.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Interest earned and dividends on the investment portfolio assets were $371,525 in the year ended December 31, 2023 (2022 - $143,407, 2021 - $55,972).

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2023, 2022 or 2021.

During the year ended December 31, 2021, the Company issued 255,000 shares at prices between CAD$0.23 and CAD$0.65 per share for proceeds of CAD$118,750 ($94,929) on exercise of stock options.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $1,373,462 during 2023.

Operations provided cash of $1,814,162.  Inventory was increased by $21,658 due to the timing of smelt shipments.  Payables were increased, mostly due to an accrual for income taxes payable in Ghana related to 2023 operations.  Other operating expenses were mostly cash neutral.  The impairment loss on trading securities was a $1,336,501 non-cash expense in 2023. At December 31, 2023, accounts payable and accrued liabilities increased by $155,868 to $1,281,060, mostly due to an income tax accrual increase. Amounts due to related parties decreased by $29,558 to $152,415 in the year ended December 31, 2023. With no gold shipments in the fourth quarter of 2023, royalty payments to the government for the third quarter were remitted, reducing our balances payable.  Our cash and cash equivalents as at December 31, 2023 were sufficient to pay these liabilities.

Investing activities in 2023 used $269,375 of cash.  Cash of $2,036,995 was used to purchase investments in 2023 while proceeds from the sale of investments generated $1,805,342 of cash.  Cash of $37,722 was used to purchase a pickup truck during 2023.

During the year ended December 31, 2023, our Company used $171,325 of cash for financing activities.  We repurchased 234,200 of our shares at a cost of $150,582 and cancelled these shares.  Also, during the month ended December 31, 2022, the Company repurchased 11,500 of our shares at a cost of $6,892.  These shares were reported as shares in treasury at December 31, 2022 and were cancelled in January 2023.  Further, during the month ended December 31, 2023, the company repurchased 28,500 of our shares at a cost of $20,744.  These shares were reported as shares in treasury at December 31, 2023 and were cancelled in January 2024.

We believe that our company has sufficient working capital to achieve our 2024 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

At December 31, 2023, we had total cash and cash equivalents and restricted cash of $7,450,784 (December 31, 2022 - $6,077,322).  Working capital as of December 31, 2023 was $8,767,542 (December 31, 2022 - $8,772,217).  In all periods, the increase in working capital mostly reflects the gold recovery and gold inventory on hand.  While investment gains improved working capital in 2022, losses in 2023 negatively affected working capital.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at April 1, 2024, December 31, 2023, December 31, 2022, and December 31, 2021 were as follows:

	April 1, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Common Shares	46,118,917	46,201,217	46,446,917	46,687,517
Warrants	-	-	-	-
Stock Options	2,648,500	2,648,500	2,586,000	2,381,000
Fully diluted	48,767,417	48,849,717	49,032,917	49,068,517

Subsequent to December 31, 2023, 28,500 shares which were purchased in December 2023 were cancelled.  Also, 53,800 shares which were purchased in January and February 2024 were cancelled.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $1.0 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2024 budget to carry out our plan of operations is approximately $2,350,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2024.  However, our losses raise substantial doubt about our ability to continue as a going concern.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  The Company has incurred a loss of $165,928 for the year ended December 31, 2023, and it has an accumulated a deficit of $21,511,326.  Results for the year ended December 31, 2023 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  Alluvial operation have a limited remaining life, so will not be able to contribute cash for longer than about two years. The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required. These factors raise doubt about the Company's ability to continue as a going concern.

Related Party Transactions

During the years ended December 31, 2023, 2022 and 2021, the Company entered into the following transactions with related parties:

	December 31, 2023	December 31, 2022	December 31, 2021

Consulting fees paid or accrued to officers or their companies	$ 1,035,063	$ 909,314	$1,124,304
Directors' fees	2,223	2,308	2,398

Stock option grants to officers and directors	31,781	120,563
Stock option grant price range	CAD$0.92	CAD$0.81	CAD$0.60 to CAD$1.23

Of the total consulting fees noted above, $720,442, $691,435, and $772,494 for the years ended December 31, 2023, 2022, and 2021 respectively, was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $360,221 and $345,717, and $386,247 of this amount for the years ended December 31, 2023, 2022, and 2021, respectively.  As at December 31, 2023 and 2022 respectively, a balance of $152,415 and a prepaid balance of $181,973 exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.  The CEO of the company made a $50,000 payment on behalf of the company in 2021.  This balance was repaid in 2022.

During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $23,750 was included in consulting fees related to these options.  During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81).  A total of $120,563 was included in consulting fees related to these options.  On July 1, 2022, the original terms of existing options were extended.  The Company recognized an expense of $77,092 related to the extension of the option terms to maturity related to insiders. During 2021 the Company did not grant stock options to insiders.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2023 we purchased one pickup. In 2022 we purchased one pickup and a drill. In 2021 we purchased three pickups. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of December 31, 2023 and 2022:

Level 1 - Cash equivalents	December 31, 2023	December 31, 2022

Money market funds	$6,738,412	$5,559,705
	$6,738,412	$5,559,705

	December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$7,154,462	$7,154,462	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,212,401	2,212,401	-	-
Total	$9,663,185	$9,663,185	$-	$-

	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$5,781,000	$5,781,000	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,497,166	3,497,166	-	-
Total	$9,574,488	$9,574,488	$-	$-

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation of our investment portfolio, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Forward-Looking Statements	Assumptions	Risk Factors
Ability to meet working capital needs for fiscal 2024

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  April 1, 2024